Exhibit 99.1

InMode Reports First Quarter 2022 Financial Results:
Quarterly Revenue of $85.9M, GAAP Net Income of $31M Represent 31% and
16% Year-Over-Year Growth, Respectively

YOKNEAM, Israel, May 2, 2022--InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights:

•
Record first quarter revenues of $85.9 million, an increase of 31% compared to the first quarter of 2021: InMode’s proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments represented 80% of quarterly revenues, while 10% came from InMode’s hands-free platforms and 10% from InMode’s traditional laser and non-invasive RF platforms

•	GAAP net income of $31 million, compared to $26.6 million in the first quarter of 2021; *non-GAAP net income of $34.1 million, compared to $29.3 million in the first quarter of 2021
•	GAAP diluted earnings per share(1) of $0.36, compared to $0.31 in the first quarter of 2021; *non-GAAP diluted earnings per share(1) of $0.40, compared to $0.34 in the first quarter of 2021
•	Record quarterly revenues from consumables and service of $14.0 million, an increase of 79% compared to the first quarter of 2021.
•	Total cash position of $399.5 million as of March 31, 2022, including cash and cash equivalents, marketable securities, and short-term bank deposits

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q1 2022	Q1 2021
Revenues	$85,921	$65,524
Gross Margins	83%	85%
Net Income Attributable to InMode Ltd.	$30,975	$26,643
Earnings per Diluted Share(1)	$0.36	$0.31
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q1 2022	Q1 2021
Gross Margins	83%	85%
Net Income Attributable to InMode Ltd.	$34,069	$29,341
Earnings per Diluted Share(1)	$0.40	$0.34

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.

(1) The GAAP and non-GAAP earnings per diluted share have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares that occurred pursuant to a resolution of our board of directors dated September 14, 2021.

Management Comments

“2022 started off strongly despite the uncertainty in the global markets,” said Moshe Mizrahy, Chairman and Chief Executive Officer of InMode. “Operational challenges due to global supply chain issues and shipment price increases had an impact on our gross margins. However, we were successful in mitigating the impact of these challenges and were able to meet the growing demand and ensure each platform was delivered within 10 days. We estimate that supply chain challenges will continue, but we are monitoring it closely and proactively managing the process. We are reiterating our 2022 guidance and will continue to update as the year progresses.”

“Despite all of the challenges that we faced in Q1, we continued to develop new features for our existing aesthetic platforms, create new ones and continue to allocate R&D resources in all of our new categories such as women’s health, ENT and ED,” commented Dr. Michael Kreindel, InMode’s Chief Technology Officer, and Co-Founder.

Shakil Lakhani, President of InMode North America, said, “We reported record numbers for consumable sales, a strong indication of the growing utilization rate and demand for our platforms. Additionally, we’ve seen increased interest from medical professionals, as in-person events returned to pre-Covid levels, and we managed to attract larger audiences. We are optimistic about the overall demand for our products and anticipate that the North American business will continue to grow and be the main revenue contributor for InMode. We have and will continue to strategically hire sales representatives in different geographies to help us achieve our goals.”

“As we expand our presence into the women’s health market with our innovative EmpowerRF platform, we continue to receive positive feedback that drives InMode’s credibility and supports our expansion as we hope to become the leader in this market,” added Dr. Spero Theodorou, Chief Medical Officer of InMode.

First Quarter 2022 Financial Results

Total revenues for the first quarter of 2022 reached $85.9 million, an increase of 31% compared to the first quarter of 2021.

“We continued to see increased demand for our consumables in the first quarter, with particular strength in the U.S.,” said Yair Malca, Chief Financial Officer. “Additionally, we expanded in international markets, where revenues outside the U.S. grew 51% year-over-year.”

“Revenue growth from consumables and services grew 79% year-over-year, as a higher number of patients sought minimally invasive treatments along with our expanding install base. This is a strong indication that our platforms are used more frequently. We continue to demonstrate healthy gross margins, as we have successfully delivered an 83% rate, despite significant global supply chain challenges. As we’ve previously mentioned, we believe that our innovative platforms will allow us to support our long-term gross margin target model of 84%-86%,” concluded Yair Malca.

Revenues outside the U.S. represented 38%, with Canada, Europe and Latin America being major contributors to the Company’s growth.

GAAP gross margin for the first quarter of 2022 was 83%, compared to a gross margin of 85% in the first quarter of 2021. *Non-GAAP gross margin for the first quarter of 2022 was 83% and 85% for the first quarter of 2021. This decrease was primarily attributable to the increase of sales in international markets, mainly in countries where InMode operates through distributors, the increased level of consumable sales as part of the revenue mix and higher freight costs and supply chain issues.

GAAP operating margin for the first quarter of 2022 and 2021 was 41% as well. *Non-GAAP operating margin for the first quarter of 2022 was 44% compared to the operating margin of 45% in the first quarter of 2021.The decrease in non-GAAP operating margin is primarily attributable to change in gross margin.

InMode reported GAAP net income attributable to InMode Ltd. of $31 million, or $0.36 per diluted share, in the first quarter of 2022, compared to $26.6 million, or $0.31 per diluted share(1), in the first quarter of 2021. On a *non-GAAP basis, InMode reported net income attributable to InMode Ltd. of $34.1 million, or $0.40 per diluted share, in the first quarter of 2022, compared to $29.3 million, or $0.34 per diluted share(1), in the first quarter of 2021.

(1) The GAAP and non-GAAP earnings per diluted share have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated September. 14, 2021.

2022 Financial Outlook

Management provided an outlook for the full year of 2022, ending Dec. 31, 2022. Based on current estimates, management expects:

●	Revenues between $415 million and $425 million
●	*Non-GAAP gross margin between 84% and 86%
●	*Non-GAAP income from operations between $199 million and $204 million
●	*Non-GAAP earnings per diluted share between $2.06 and $2.11

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, May 2, 2022, at 8:30 a.m. Eastern Time to discuss the first quarter 2022 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10164856/f208c6bfa8

Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers that opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373

International Dial-in Number: 1-412-317-5736
Webcast URL: https://services.choruscall.com/mediaframe/webcast.html?webcastid=f0uVBy8O

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from May 2, 2022, at 12 p.m. Eastern Time to May 16, 2022, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 4639678

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “2021 Financial Outlook.” Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2022, as well as risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2022	2021

REVENUES	85,921	65,524
COST OF REVENUES	14,772	10,079
GROSS PROFIT	71,149	55,445
OPERATING EXPENSES:
Research and development	2,815	2,301
Sales and marketing	30,849	24,562
General and administrative	2,477	1,811
TOTAL OPERATING EXPENSES	36,141	28,674
INCOME FROM OPERATIONS	35,008	26,771
Finance income, net	379	44
INCOME BEFORE TAXES	35,387	26,815
INCOME TAXES	4,412	69
NET INCOME	30,975	26,746
Add: Net income attributable to non-controlling interests	-	(103)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	30,975	26,643

NET INCOME PER SHARE (1):
Basic	0.37	0.34
Diluted	0.36	0.31
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands) (1)
Basic	82,973	78,058
Diluted	85,696	85,034

(1) The number of shares have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares that occurred pursuant to a resolution of our board of directors dated September 14, 2021.

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	March 31, 2022	December 31, 2021

Assets
CURRENT ASSETS:
Cash and cash equivalents	44,670	68,136
Marketable securities	298,400	294,530
Short-term bank deposits	56,392	53,248
Accounts receivable, net of allowance for doubtful accounts	16,104	20,236
Other receivables	14,182	12,938
Inventories	25,100	21,026
TOTAL CURRENT ASSETS	454,848	470,114
NON-CURRENT ASSETS:
Accounts receivable	737	768
Deferred income taxes, net	2,586	1,334
Operating lease right-of-use assets	4,130	4,321
Property and equipment, net	1,565	1,404
Other investments	600	600
TOTAL NON-CURRENT ASSETS	9,618	8,427
TOTAL ASSETS	464,466	478,541

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	9,541	8,779
Contract liabilities	16,330	13,805
Other liabilities	23,947	29,266
TOTAL CURRENT LIABILITIES	49,818	51,850
NON-CURRENT LIABILITIES:
Contract liabilities	3,009	2,751
Other liabilities	5,242	4,831
Operating lease liabilities	3,079	3,307
TOTAL NON-CURRENT LIABILITIES	11,330	10,889
TOTAL LIABILITIES	61,148	62,739

TOTAL SHAREHOLDERS’ EQUITY	403,318	415,802
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	464,466	478,541

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	30,975	26,746
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	138	114
Share-based compensation expenses	3,094	2,698
Allowance for doubtful accounts	210	40
Loss on marketable securities, net	14	4
Finance expenses, net	90	405
Deferred income taxes, net	(22)	(101)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	3,953	(4,569)
Increase in other receivables	(1,195)	(1,380)
Increase in inventories	(4,074)	(717)
Increase in accounts payable	762	1,000
Decrease in other liabilities	(4,875)	(795)
Increase in contract liabilities	2,783	1,321
Net cash provided by operating activities	31,853	24,766
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(23,111)	(21,000)
Proceeds from short-term deposits	20,000	19,000
Purchase of fixed assets	(299)	(165)
Purchase of marketable securities	(21,209)	(62,245)
Proceeds from sale of marketable securities	11,927	26,802
Net cash (used in) investing activities	(12,692)	(37,608)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	(42,637)	(864)
Exercise of options	161	9,892
Net cash provided by (used in) financing activities	(42,476)	9,028
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(151)	(223)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(23,466)	(4,037)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	68,136	68,938
CASH AND CASH EQUIVALENTS AT END OF PERIOD	44,670	64,901

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2022		2021
Revenues by Geography:
United States	53,606	62%	44,065	67%
International	32,315	38%	21,459	33%
Total Net Revenue	85,921	100%	65,524	100%

	Three months ended March 31,
	2022		2021
Revenues by Category:
Capital equipment revenues	71,943	84%	57,731	88%
Consumables and service revenues	13,978	16%	7,793	12%
Total Net Revenue	85,921	100%	65,524	100%

	Three months ended March 31,
	2022			2021
	%			%
	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimally Invasive	84	71	80	65	77	69
Hands-Free	13	6	10	33	6	24
Non-Invasive	3	23	10	2	17	7
	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31, 2022			Three months ended March 31, 2021
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP

REVENUES	85,921	-	85,921	65,524	-	65,524
COST OF REVENUES	14,772	(314)	14,458	10,079	(229)	9,850
GROSS PROFIT	71,149	314	71,463	55,445	229	55,674
OPERATING EXPENSES:
Research and development	2,815	(525)	2,290	2,301	(301)	2,000
Sales and marketing	30,849	(1,895)	28,954	24,562	(1,932)	22,630
General and administrative	2,477	(360)	2,117	1,811	(236)	1,575
TOTAL OPERATING EXPENSES	36,141	(2,780)	33,361	28,674	(2,469)	26,205
INCOME FROM OPERATIONS	35,008	3,094	38,102	26,771	2,698	29,469
Finance income, net	379	-	379	44	-	44
INCOME BEFORE TAXES	35,387	3,094	38,481	26,815	2,698	29,513
INCOME TAXES	4,412	-	4,412	69	-	69
NET INCOME	30,975	3,094	34,069	26,746	2,698	29,444
Add: Net income attributable to non-controlling interests	-	-	-	(103)	-	(103)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	30,975	3,094	34,069	26,643	2,698	29,341

NET INCOME PER SHARE (1):
Basic	0.37		0.41	0.34		0.38
Diluted	0.36		0.40	0.31		0.34
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands) (1)
Basic	82,973		82,973	78,058		78,058
Diluted	85,696		86,132	85,034		85,415

(1) The number of shares have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares that occurred pursuant to a resolution of our board of directors dated September 14, 2021.